As filed with the Securities and Exchange Commission on June 5, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

First Solar, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Common Stock par value $0.001 per share
(Title of Class of Securities)

336433107
(CUSIP Number of Class of Securities of Underlying Common Stock)

I. Paul Kacir
Vice President, General Counsel and Corporate Secretary
First Solar, Inc.
4050 East Cotton Center Boulevard
Building 6, Suite 68
Phoenix, AZ 85040
(602) 414-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John T. Gaffney, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$27,748,285	$851.87

*
Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 2,142,751 shares of common stock of First Solar, Inc., representing all options eligible to be amended pursuant to this offer having an aggregate value of $27,748,285 as of June 1, 2007, will be amended.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of June 1, 2007.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value.  The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
	Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP NO. 336433107
SCHEDULE TO

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Amend Eligible Outstanding Stock Options, filed as Exhibit 99.(a)(1)(A) hereto (the “Offering Memorandum”), under the Summary of Terms and Frequently Asked Questions section is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)
Name and Address.  The name of the issuer is First Solar, Inc., a Delaware corporation (the “Company”), the address of its principal executive office is 4050 East Cotton Center Boulevard, Building 6, Suite 68, Phoenix, Arizona 85040 and the telephone number of its principal executive office is (602) 414-9300.  The information set forth in the Offering Memorandum under Section 15, Information About First Solar, is incorporated herein by reference.

(b)
Securities.  This Tender Offer Statement on Schedule TO relates to the Offering Memorandum by the Company to amend, at the election of the applicable option holder, certain portions of options to purchase Company common stock granted under the 2003 Unit Option Plan that (a) were granted to employees, executive officers, members of the Board of Directors of First Solar or other service providers under the Company's 2003 Unit Option Plan, (b) are held by current employees, executive officers, members of the Board of Directors of First Solar or other service providers of the Company as of the Expiration Time (as defined in the Offering Memorandum), (c) have vested or will vest on or after January 1, 2005, and (d) are still outstanding on the date the Offer (as defined in the “Offering Memorandum”) expires (the “Eligible Options”).  Option holders who elect to amend their Eligible Options will receive a confirmation of amendment to their existing stock option agreement with the Company, pursuant to which portions of such options will be amended to expire as instructed by the option holder, but in any event prior to the existing expiration date of such Eligible Options.  The subject class of securities consists of the Eligible Options.  The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options approved for amendment by Eligible Option holders.  The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; 2003 Unit Option Plan; The Amended Options; Expiration and Extension of the Offer, and Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)
Name and Address.  The filing person is the issuer.  The information set forth under Item 2(a) above and under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)
Material Terms.  The information set forth in the Offering Memorandum under Summary of Terms and Frequently Asked Questions, Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; 2003 Unit Option Plan; The Amended Options; Expiration and Extension of the Offer, Section 2, Purpose of The Offer, Section 3, Status of Eligible Options Not Exchanged for Amended Options, Section 4, Procedures for Amending Eligible Options, Section 5, Change in Election, Section 6, Acceptance of Eligible Options for Amendment, Section 7, Conditions of the Offer, Section 10, Accounting Consequences of the Offer, Section 11, Legal Matters; Regulatory Approvals, Section 12, Material U.S. Federal Income Tax Consequences, and Section 13, Extension of Offer; Termination; Amendment, is incorporated herein by reference.

(b)
Purchases.  The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)
Agreements Involving the Subject Company’s Securities.  The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offering Memorandum under Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired. Not applicable.

(c)
Plans.  The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; 2003 Unit Option Plan; The Amended Options; Expiration and Extension of the Offer, Section 8, Price Range of Common Stock, and Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)
Source of Funds.  The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; 2003 Unit Option Plan; The Amended Options; Expiration and Extension of the Offer, Section 10, Accounting Consequences of the Offer, and Section 14, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offering Memorandum under Section 7, Conditions of the Offer, is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)
Securities Ownership.  The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(b)
Securities Transactions.  The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a)
Financial Information.  The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the year ended December 30, 2006, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2007, including all material incorporated by reference therein, is incorporated herein by reference.  Item 1, Unaudited Condensed Consolidated Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 8, 2007, including all material incorporated by reference therein, is incorporated herein by reference.  The information set forth in the Offering Memorandum under Section 15, Information About First Solar, Section 16, Additional Information, and Risk Factors Related to the Offer (beginning on page 8), is incorporated herein by reference.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Agreement, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(2) The information set forth in the Offering Memorandum under Section 11, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b)	Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

99.(a)(1)(A)	Offer to Amend Eligible Outstanding Stock Options, dated June 5, 2007.
99.(a)(1)(B)	Email Announcement of Offer.
99.(a)(1)(C)	Election Form.
99.(a)(1)(D)	Confirmation of Receipt of Election Form.
99.(a)(1)(E)	Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)	Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	First Solar, Inc.’s Annual Report on Form 10-K for the year ended December 30, 2006, filed with the SEC on March 16, 2007, and incorporated herein by reference.
99.(a)(1)(H)	First Solar, Inc.’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2007, filed with the SEC on May 8, 2007, and incorporated herein by reference.
99.(a)(1)(I)	Form of Addendum.
99.(a)(1)(J)	Form of Reminder Notice.
99.(a)(1)(K)	Form of Confirmation of Amendment.
99.(b)	Not applicable.
99.(d)(1)(A)	2003 Unit Option Plan, filed as Exhibit 4.14 to the Registration Statement on Form S-1/A, filed with the SEC on September 18, 2006, and incorporated herein by reference.
99.(d)(1)(B)	Form of 2003 Unit Option Plan Agreement, filed as Exhibit 4.15 to the Registration Statement on Form S-1/A, filed with the SEC on September 18, 2006, and incorporated herein by reference.
99.(d)(1)(C)	2006 Omnibus Incentive Compensation Plan, filed as Exhibit 10.10 to the Registration Statement on Form S-1/A, filed with the SEC on October 25, 2006, and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.

ITEM 13	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2007

FIRST SOLAR, INC.

By:	/s/ Paul Kacir
Paul Kacir
Vice President, General Counsel
and Corporate Secretary

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Outstanding Stock Options, dated June 5, 2007.
99.(a)(1)(B)	Email Announcement of Offer.
99.(a)(1)(C)	Election Form.
99.(a)(1)(D)	Confirmation of Receipt of Election Form.
99.(a)(1)(E)	Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)	Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	First Solar, Inc.’s Annual Report on Form 10-K for the year ended December 30, 2006, filed with the SEC on March 16, 2007, and incorporated herein by reference.
99.(a)(1)(H)	First Solar, Inc.’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2007, filed with the SEC on May 8, 2007, and incorporated herein by reference.
99.(a)(1)(I)	Form of Addendum.
99.(a)(1)(J)	Form of Reminder Notice.
99.(a)(1)(K)	Form of Confirmation of Amendment.
99.(b)	Not applicable.
99.(d)(1)(A)	2003 Unit Option Plan, filed as Exhibit 4.14 to the Registration Statement on Form S-1/A, filed with the SEC on September 18, 2006, and incorporated herein by reference.
99.(d)(1)(B)	Form of 2003 Unit Option Plan Agreement, filed as Exhibit 4.15 to the Registration Statement on Form S-1/A, filed with the SEC on September 18, 2006, and incorporated herein by reference.
99.(d)(1)(C)	2006 Omnibus Incentive Compensation Plan, filed as Exhibit 10.10 to the Registration Statement on Form S-1/A, filed with the SEC on October 25, 2006, and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.